Alliance Managed Income Fund, Inc.			Exhibit 77C
811-05643

The Annual Meeting of Shareholders of Alliance Managed Income
Fund, Inc. was held on March 28, 2000. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:

Class Three Director
term expires 2003)
			Shares Voted For	Withheld Authority
John D. Carifa		16,579,095		306,114


PREFFERED
			Shares Voted For	Withheld Authority
John D. Carifa		909			0
Ruth Block		909			0
Robert C. White		909			0


2. To ratify the selection of Ernst & Young LLP as the Fund's independent auditors for the Fund's fiscal year ending
August 31, 2000.

Shares Voted For	Shares Voted Against	Abstained
16,634,508		81,516			169,185

PREFFERED
To ratify the selection of Ernst & Young LLP as the Fund's independent auditors for the Fund's fiscal year ending
August 31, 2000.

Shares Voted For	Shares Voted Against	Abstained
909			0			0












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